UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13D-1(B), (C) AND (D) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 9)

Saga Communications, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

786598300

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

*            The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 786598 30 0

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Edward K. Christian
2.		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 896,918 (Class B Common Stock) 2,953 (Class A Common Stock)
	6.	Shared Voting Power –
	7.	Sole Dispositive Power 896,918 (Class B Common Stock) 2,953 (Class A Common Stock)
	8.	Shared Dispositive Power –
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 896,918 (Class B Common Stock) 2,953 (Class A Common Stock)
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.		Percent of Class Represented by Amount in Row (9) 100% of Class B Common Stock 15.4%(1) of Class A Common Stock
12.		Type of Reporting Person (See Instructions) IN

(1)	Assumes conversion of Class B Common Stock into Class A Common Stock.

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Item 1. (a)	Name of Issuer

Saga Communications, Inc.

Item 1. (b)	Address of Issuer’s Principal Executive Offices

73 Kercheval Ave.

Grosse Pointe Farms, MI 48236

Item 2. (a)	Name of Person Filing

Edward K. Christian

Item 2. (b)	Address of Principal Business Office or, if none, Residence

73 Kercheval Ave.

Grosse Pointe Farms, MI 48236

Item 2. (c)	Citizenship

United States

Item 2. (d)	Title of Class of Securities

Class A Common Stock

Item 2. (e)	CUSIP Number

786598300

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

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Item 4.	Ownership.

With respect to the beneficial ownership of the reporting person see Items 5-11 on the cover page to this Schedule 13G, which are incorporated by reference. Each share of Class B Common Stock is immediately convertible into one share of Class A Common Stock. The Class B Common Stock includes 53,884 shares of Class B Common Stock reserved for issuance upon exercise of stock options exercisable within 60 days of December 31, 2014. As provided in the Issuer’s Second Restated Certificate of Incorporation, the Class A Common Stock is entitled to one vote per share and, except with respect to certain matters, the Class B Common Stock is entitled to ten votes per share. Assuming such ten votes per share of Class B Common Stock, Mr. Christian’s beneficial ownership of Class A Common Stock and Class B Common Stock (including Class B Common Stock reserved for issuance upon exercise of stock options) together represent approximately 64.4% of the combined voting power of the Issuer’s outstanding Class A Common Stock and Class B Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not Applicable.

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Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Not Applicable.

Item 9.	Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. (See Item 5.)

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2015	/s/ Edward K. Christian
Edward K. Christian

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